UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE AS
OF 1934
For the month of December 2010
Commission File Number 000-27663
SIFY TECHNOLOGIES LIMITED
(Translation of registrant’s name into English)
Tidel Park, Second Floor
No. 4, Rajiv Gandhi Salai, Taramani
Chennai 600 113, India
(91) 44-2254-0770
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☑ Form 40 F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

As previously reported, on October 18, 2010, Sify Technologies Limited (the “Company”) received a letter from the Nasdaq Stock Market (“Nasdaq”) indicating that the Company was not in compliance with the continued listing requirements under Nasdaq Listing Rule 5250(c)(1), due to the Company’s failure to timely file its Annual Report on Form 20-F for the period ended March 31, 2010 with the Securities and Exchange Commission (the “SEC”).
On November 30, 2010, the Company filed its Annual Report on Form 20-F for the period ended March 31, 2010 with the SEC.
On December 1, the Company received a notification letter from the Nasdaq Listing Qualifications Departments confirming that the Company has regained compliance with Nasdaq Listing Rule 5250(c)(1) and that Nasdaq considers the matter now closed.
On December 8, 2010, the Company issued a press release regarding the receipt of the Nasdaq letter described above. A copy of such press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 8, 2010

SIFY TECHNOLOGIES LIMITED
By:	/s/ MP Vijay Kumar
	Name:	MP Vijay Kumar
	Title:	Chief Financial Officer

Exhibits filed with this Report

Exhibit Number	Description
99.1	Press release, dated December 8, 2010